UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 033-57981 and 333-168421

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

The Financial Statements and Supplemental Schedule for the Worthington Industries, Inc. Deferred Profit Sharing Plan identified below are being filed with this Annual Report on Form 11-K:

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN

	By:	Administrative Committee,
Plan Administrator

	By:	/s/ Dale T. Brinkman
Date: June 28, 2011		Dale T. Brinkman, Member

WORTHINGTON INDUSTRIES, INC.

DEFERRED PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Worthington Industries, Inc. Deferred Profit Sharing Plan

Columbus, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the WORTHINGTON INDUSTRIES, INC. DEFERRED PROFIT SHARING PLAN (the “Plan”) as of December 31, 2010 and 2009, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, during 2010, the Plan retrospectively adopted the changes related to classifying and measuring loans to participants in accordance with ASC 962, Plan Accounting – Defined Contribution Pension Plans.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Worthington Industries, Inc. Deferred Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.
Certified Public Accountants

June 28, 2011
Cleveland, Ohio

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	December 31,
	2010	2009
ASSETS
Receivable - Employer Contributions	$258,360	$207,044
Notes Receivable from Participants	5,867,597	5,217,127

Total Receivables	6,125,957	5,424,171

Investments:
Plan’s Interest in Master Trust Assets at Fair Value	265,384,872	214,833,588
Other Investments	45,775	45,598

Total Investments	265,430,647	214,879,186

Total Assets	271,556,604	220,303,357

LIABILITIES	—	—

Net Assets Available for Benefits at Fair Value	271,556,604	220,303,357
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(229,082)	376,923

Net Assets Available for Benefits	$271,327,522	$220,680,280

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

	Year ended December 31,
	2010	2009
Contributions:
Employer	$9,479,628	$7,488,144
Employee	11,479,384	8,987,767
Rollover	1,537,479	1,069,425

Total Contributions	22,496,491	17,545,336

Investment Income:
Interest and Other Income	336,679	367,611
Plan’s Interest in Master Trust Net Investment Gain	35,839,940	44,456,136

Total Investment Income	36,176,619	44,823,747

Deductions from Net Assets Attributed to:
Benefits Paid to Participants and Other Deductions	12,742,149	21,345,277
Administrative Expenses	203,457	173,022

Total Deductions	12,945,606	21,518,299

Net Increase Before Net Assets Transferred	45,727,504	40,850,784
Net Assets Transferred From Other Qualified Plans	4,919,738	11,000,967

Net Increase in Net Assets	50,647,242	51,851,751
Net Assets Available for Benefits at Beginning of Year	220,680,280	168,828,529

Net Assets Available for Benefits at End of Year	$271,327,522	$220,680,280

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

Worthington Industries, Inc.

Deferred Profit Sharing Plan

1.	Description of Plan

The following description of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all non-union employees of Worthington Industries, Inc. (“Worthington”) and its subsidiaries who are participating employers under the Plan (collectively the “Company”) who meet the hour and age requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). Worthington is the Plan Sponsor.

The Plan is one of three plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Retirement Savings Plan for Collectively Bargained Employees and the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan. During 2009, the Dietrich Industries, Inc. Hourly 401(k) Plan and the Gerstenslager Deferred Profit Sharing Plan, which were previously included in the Master Trust as separate plans, were merged out of existence and into other plans within the Master Trust.

Eligibility:

All non-union, full-time employees of the Company age eighteen and older and who are employed for 90 days are eligible to participate in the Plan. These employees are eligible to participate in the employer contribution component of the Plan after six months of employment. All seasonal and part-time employees of the Company age eighteen and older who are employed for one year are eligible to participate in the Plan, and become eligible to participate in the employer contribution component of the Plan at that time as well.

Contributions:

Employee deferral - Effective January 1, 2010, the Plan was amended to allow participants to make contributions on a ROTH, or after-tax, basis. Accordingly, participants may make pre-tax and/or ROTH contributions up to a maximum of 90% of their annual compensation. Contributions are subject to annual addition and other limitations imposed by the Internal Revenue Code (“IRC”) as defined in the Plan document.

Employer contributions - The Company matches 50 cents on the dollar of voluntary contributions of the first 4% of such participants’ compensation. The Company also makes an employer contribution of 3% of compensation to eligible participants. This contribution is made each pay period. As a safe harbor plan, the Company guarantees a minimum contribution of at least 3% of participants’ eligible compensation.

Additional Company contributions may be contributed at the option of the Plan Sponsor and will be allocated based on the unit credit method. The unit credit method uses the employees’ years of service and compensation to allocate any additional contribution.

During Plan Year 2009, Worthington announced various temporary cost reduction initiatives taking effect during Worthington’s first fiscal quarter (June 1, 2009 – August 31, 2009). Those initiatives included a suspension of the employer matching contributions for all employees. That suspension was in place for pay periods ending June 1, 2009 through August 21, 2009. Subsequent to August 21, 2009, employer matching contributions were re-instated and any employer matching contributions not made during the suspension period were remitted to the Plan prior to December 31, 2009.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, employer matching contributions, employer contributions, earnings and losses thereon and an allocation of the Plan’s administrative expenses. Substantially all administrative fees are paid by the Plan, through allocation, both direct and indirect, to its participants.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Investment Options:

Participants direct their contributions among a choice of the Plan’s investment options. All contributions are allocated to the designated investment options according to each participant’s election, although, to the extent that a participant receiving a contribution made no allocation election, the participant’s contribution is invested in the applicable Fidelity Freedom Fund, as determined by the age of the participant.

Vesting:

All participants are 100% vested in all contributions and related earnings credited to their accounts.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are to be repaid over a period not to exceed 5 years, except when used for the purchase of a primary residence.

The loans are secured by the balances in the participants’ accounts and bear interest at rates established by the Trustee. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 62, or when the sum of the participant’s age and years of service equals 70. The Plan also provides for early payment of benefits to in-service employees, with certain restrictions, after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service due to death, disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service (“IRS”) guidelines.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In September 2010, the Financial Accounting Standards Board (the “FASB”) issued new accounting guidance that requires participant loans to be classified as “Notes Receivable from Participants”, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This new guidance became effective for the Plan during the 2010 Plan Year. Prior year amounts have been reclassified to conform to the 2010 presentation.

Additionally, in January 2010, the FASB issued new disclosure guidance regarding fair value measurements. This guidance improves the transparency of disclosures about the use of fair value measurements in financial statements. The Plan adopted this new disclosure guidance in 2010 and has included the required disclosures in Footnote 9, “Fair Value.”

As described in current accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by U.S. GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition:

The Master Trust’s investments are stated at fair value as of year-end. Fair values for mutual funds and Worthington Industries, Inc. Common Stock are determined by the respective quoted market prices. Fair value of the common collective trust is determined by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. Fair value of investments in wrapper contracts within the common collective trust are measured using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.

Life insurance contracts held by the Plan are valued at their cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts which are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Plan-to-Plan Transfers:

Participants within the Plan are permitted to transfer their account to another plan provided by the Company in the event they change employers within the affiliate group. This activity is shown, net, on the Statements of Changes in Net Assets Available for Benefits.

Effective November 12, 2010, the Precision Specialty Metals Employee 401(k) Plan (the “PSM Plan”) was merged into and become part of the Plan. Accordingly, Precision Specialty Metals is classified as an employer in the Plan with regard to individuals who were classified as employees under the PSM Plan. The assets of the PSM Plan became assets of the Plan on November 15, 2010, and were recorded at their then fair value of $4,725,116.

Effective January 1, 2009, the Plan was amended, allowing the Gerstenslager Deferred Profit Sharing Plan (the “Gerstenslager Plan”) to merge into and become part of the Plan. Effective on and after January 1, 2009, The Gerstenslager Company and Gerstenslager Co. are each classified as an employer in the Plan with regard to individuals who were classified as employees under the Gerstenslager Plan. The assets of the Gerstenslager Plan, at fair value of $10,062,463, became assets of the Plan as of January 1, 2009.

Additionally, during the 2009 Plan Year, the Company’s facility located in Rock Hill, SC transferred ownership within Worthington, and its employees therefore became eligible to participate in the Plan. During June 2009, those employees transferred assets, at fair value of $817,976, from the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan, to the Plan.

3.	Tax Status

The Plan received a determination letter from the IRS dated November 25, 2002, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4.	Investments

The Plan’s share of the investments held by the Master Trust was approximately 83% and 80% at December 31, 2010 and 2009, respectively. Each participating retirement plan has a specific interest in the Master Trust. Net investment income for the Plan is based upon its actual holdings of the net assets of the Master Trust.

Investments of Master Trust at Fair Value:

	2010	2009
Mutual Funds	$236,765,102	$195,497,197
Common Collective Trust	47,452,702	41,671,565
Worthington Industries, Inc. Common Stock	36,719,061	30,219,636

Total	$320,936,865	$267,388,398

Investment Income for the Master Trust:

	2010	2009
Interest and Dividend Income	$5,984,702	$5,398,897
Net Appreciation in Fair Value of Investments as Determined by Quoted Market Price:
Mutual Funds	22,456,090	41,188,897
Worthington Industries, Inc. Common Stock	12,523,059	5,747,763

Total	$40,963,851	$52,335,557

At December 31, 2010 and 2009 the Master Trust held 1,995,425 and 2,311,913 common shares of Worthington, respectively. The Master Trust received cash dividends from Worthington of $803,876 and $885,583 for the years ended December 31, 2010 and 2009, respectively.

Investments of the Plan that represented more than 5% of the net assets of the Plan at December 31, 2010 and 2009 were as follows:

	2010	2009
Dodge & Cox Stock Fund	$20,848,356	$19,127,928
Fidelity Balanced Fund	45,076,926	39,691,216
Fidelity Diversified International Fund	28,837,366	26,275,157
Fidelity Managed Income Portfolio Fund	28,174,057	20,269,963
Harbor Capital Appreciation R Fund	26,461,608	23,169,674
Pimco Total Return Fund	15,234,261	11,820,887
Worthington Industries, Inc. Common Stock	35,317,284	29,219,397

5.	Benefit-Responsive Contract

The Plan holds a stable value investment contract (the “portfolio”) with the Trustee. The portfolio is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The portfolio invests in underlying assets, typically fixed-income securities or bond funds and enters into “wrapper” contracts issued by third parties. The Plan is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrapper contract issuer agrees to pay the portfolio an amount sufficient to cover unit holder redemptions and certain other payments (such as portfolio expenses), provided all the terms of the wrapper contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above).

As described above, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan Administrator does not believe that the occurrence of any such event would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate the contract for cause at any time.

Fidelity Managed Income Portfolio

	December 31,
	2010	2009
Investments at Fair Value	$28,174,057	$20,269,963
Adjustments to Contract Value	(229,082)	376,923

Investments at Contract Value	$27,944,975	$20,646,886

Average Yield on Actual Earnings	2.68%	3.16%
Crediting Interest Rate	1.44%	1.20%

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, transactions involving these funds qualify as party-in-interest transactions.

The Plan offers common shares of Worthington as an investment option. As a result, Worthington qualifies as a party-in-interest.

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan.

7.	Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

8.	Reconciliation

The following table reconciles net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500 filed with the IRS. Form 5500 reports net assets at fair value and the financial statements report at contract value.

	2010	2009
Net Assets Available for Benefits Per the Financial Statements	$271,327,522	$220,680,280
Adjustment From Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	229,082	(376,923)

Net Assets Available for Benefits Per Form 5500	$271,556,604	$220,303,357

The following table reconciles changes in net assets available for benefits, per the financial statements, for the year ended December 31, 2010 to the Form 5500 filed with the IRS for the 2010 Plan Year. The difference is due to interest and earnings transactions being recorded on the Form 5500 at fair value while the financial statements report interest and earnings at contract value.

2010
Net Increase in Net Assets Per the Financial Statements, Before Net Assets Transferred	$45,727,504
Change From Prior Year in the Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	606,005

Net Income Per Form 5500	$46,333,509

9.	Fair Value

As defined in current authoritative accounting guidance, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Plan utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Plan is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets; and

Inputs other than quoted prices that are observable for the asset or liability.

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See the description within Footnote 2, “Summary of Significant Accounting Policies,” as to the investment valuation methodology for each class of assets noted in the below table.

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2010:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$45,076,926	$45,076,926	$—	$—
Fixed Income Funds	15,234,261	15,234,261	—	—
Growth Funds	92,565,096	92,565,096	—	—
Index Funds	7,586,388	7,586,388	—	—
Lifecycle Funds	41,430,860	41,430,860	—	—

Total Mutual Funds	201,893,531	201,893,531	—	—
Common Collective Trust	28,174,057	—	28,174,057	—
Worthington Industries, Inc. Common Stock	35,317,284	35,317,284	—	—
Other Investments	45,775	—	45,775	—

Total	$265,430,647	$237,210,815	$28,219,832	$—

The following table shows the assets of the Plan measured at fair value on a recurring basis, as of December 31, 2009:

		Fair Value Measurements at Reporting Date Using:
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Plan’s Interest in Master Trust Assets:
Mutual Funds:
Balanced Funds	$39,691,216	$39,691,216	$—	$—
Fixed Income Funds	11,820,887	11,820,887	—	—
Growth Funds	79,828,935	79,828,935	—	—
Index Funds	5,935,468	5,935,468	—	—
Lifecycle Funds	28,067,720	28,067,720	—	—

Total Mutual Funds	165,344,226	165,344,226	—	—
Common Collective Trust	20,269,963	—	20,269,963	—
Worthington Industries, Inc. Common Stock	29,219,399	29,219,399	—	—
Other Investments	45,598	—	45,598	—

Total	$214,879,186	$194,563,625	$20,315,561	$—

10.	Subsequent Events

In January 2011, the Plan applied for a new determination letter from the IRS stating that the Plan, as amended, is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Refer to Footnote 3, “Tax Status,” for further information regarding the tax status of the Plan.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Subsequent events have been evaluated through the filing date of this Form 11-K.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Worthington Industries, Inc.

Deferred Profit Sharing Plan

EIN 31-1189815, Plan Number 333

December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value
*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	N/A	$265,384,872

	Mass Mutual Life Insurance Company	Life Insurance contracts	N/A	45,775

*	Participant Loans	Interest Rates Ranging From 4.25% to 10.50%	N/A	5,867,597

				$271,298,244

*	Party-in-Interest to the Plan